                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                For the quarterly period ended September 30, 1996



                                BAAN COMPANY N.V.



                                Zonneoordlaan 17
                                   6710 BG Ede
                                 The Netherlands
                                       and
                               4600 Bohannon Drive
                           Menlo Park, California USA
                   (Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                   From 20-F         X           Form 40-F                   .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                   Yes                   No         X       .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                   82 -     N.A.      .

                                BAAN COMPANY N.V.
                                    Form 6-K

                               TABLE OF CONTENTS



                                                                            Page

Financial Information (unaudited):

         Condensed Consolidated Balance Sheets as of
            September 30, 1996 and December 31, 1995                          3

         Condensed Consolidated Statements of Operations
            for the three and nine months ended September 30, 1996 and 1995   4

         Condensed Consolidated Statements of Cash Flows
            for the nine months ended September 30, 1996 and 1995             5

         Notes to Condensed Consolidated Financial Statements                 6

Management's Discussion and Analysis of Financial
            Condition and Results of Operations                              11

Exhibit Index                                                                24

Exhibit A.  Statement of Computation of Earnings per Share                   25

                                BAAN COMPANY N.V.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                   (UNAUDITED)




                                                                                    SEPTEMBER 30,   December 31,
                                                                                    -------------   ------------
                                                                                       1996            1995
                                                                                       ----            ----



                                     ASSETS
Current assets:
 Cash and cash equivalents ..................................................       $  22,056        $  12,165
 Short-term marketable securities ...........................................           4,146           23,562
 Accounts receivable, net of allowance for doubtful accounts
   of $6,435 in 1996 and $2,629 in 1995 .....................................         129,440           87,226
 Other current assets .......................................................          12,225            8,114
                                                                                    ---------        ---------
  Total current assets ......................................................         167,867          131,067

Property and equipment, at cost .............................................          43,527           35,388
Less accumulated depreciation and amortization ..............................         (18,097)         (13,990)
                                                                                    ---------        ---------
Net property and equipment ..................................................          25,430           21,398

Software development costs, net .............................................          12,079            6,983
Intangible assets, net ......................................................          26,196           26,524
Other non current assets ....................................................           2,389              649
                                                                                    ---------        ---------
  Total assets ..............................................................       $ 233,961        $ 186,621
                                                                                    =========        =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term borrowings from banks ...........................................       $   4,572        $   3,779
 Accounts payable ...........................................................          27,211           23,292
 Income taxes payable .......................................................           7,528            5,031
 Accrued and other current liabilities ......................................          35,313           17,834
 Deferred revenue ...........................................................          13,552            8,890
 Current portion of long-term debt ..........................................             473              501
                                                                                    ---------        ---------
  Total current liabilities .................................................          88,649           59,327

Long-term debt ..............................................................           1,281            1,714
Other long-term liabilities .................................................           3,523            3,455
Deferred income taxes .......................................................           5,309            8,005

Shareholders' equity:
 Common shares, par value - NLG .01 per share, 350,000,000 shares authorized;
  88,488,504 issued and outstanding in
  1996 (86,246,976 in 1995)* ................................................             517              503
 Additional paid-in capital .................................................          93,390           88,612
 Deferred compensation ......................................................            (924)          (1,125)
 Retained earnings ..........................................................          42,908           22,873
 Accumulated translation adjustment .........................................            (692)           3,257
                                                                                    ---------        ---------
  Total shareholders' equity ................................................         135,199          114,120
                                                                                    ---------        ---------
                                                                                    $ 233,961        $ 186,621
                                                                                    =========        =========

* Reflects a two-for-one stock split (record date May 15, 1996).

See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                           Three Months Ended             Nine Months Ended
                                           ------------------             -----------------
                                              September 30,                  September 30,
                                              -------------                  -------------
                                           1996           1995           1996            1995
                                           ----           ----           ----            ----


Net revenues:
 License revenue .................       $ 55,698        $30,529       $145,493       $  70,978
 Maintenance and service revenue .         40,114         18,854        108,494          53,714
 Hardware and other revenue ......          1,869          5,065         10,102          15,968
                                         --------        -------       --------       ---------
   Total net revenues ............         97,681         54,448        264,089         140,660
Costs and expenses:
 Cost of license revenue .........          2,668          2,526          8,999           4,254
 Cost of maintenance and service
   revenue .......................         32,458         15,715         90,622          41,906
 Cost of hardware and other
   revenue .......................          1,505          3,830          7,934          12,549
 Sales and marketing .............         24,795         14,559         67,094          37,339
 Research and development ........         10,761          6,138         27,694          12,956
 General and administrative ......          8,644          5,696         23,739          15,444
 Amortization of intangible assets          1,594          1,324          4,569           3,311
                                         --------        -------       --------       ---------
   Total costs and expenses ......         82,425         49,788        230,651         127,759
                                         --------        -------       --------       ---------
Income from operations ...........         15,256          4,660         33,438          12,901
Interest income (expense), net ...            (21)           402            147             177
Other income .....................             --             --             --           1,071
                                         --------        -------       --------       ---------
Income before income taxes
   and minority interest .........         15,235          5,062         33,585          14,149
Provision for income taxes .......          5,942          2,000         13,098           5,643
Minority interest in earnings
   of consolidated subsidiaries ..             --             --             --             (72)
                                         --------        -------       --------       ---------
Net income .......................       $  9,293        $ 3,062       $ 20,487       $   8,434
                                         ========        =======       ========       =========

Net income per share * ...........       $   0.10        $  0.03       $   0.22       $    0.10
                                         ========        =======       ========       =========

Shares used in computing per share
   amounts * .....................         95,110         93,306         94,386          87,490
                                         ========        =======       ========       =========

* Reflects a two-for-one stock split (record date May 15, 1996).


See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                              Nine Months Ended
                                                                              -----------------
                                                                                September 30,
                                                                                -------------
                                                                               1996        1995
                                                                               ----        ----



Operating activities
  Net income ........................................................       $ 20,487    $  8,434
   Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
    Depreciation and amortization ...................................         13,574       8,784
    Minority interest in earnings of consolidated
     subsidiaries ...................................................             --          72
    Benefit for deferred income taxes ...............................           (797)       (821)
    Foreign currency transaction (gains) and losses .................            (60)        249
    Changes in operating assets and liabilities, net of acquisitions:
     Accounts receivable ............................................        (44,035)    (22,881)
     Other current assets ...........................................         (6,713)     (2,044)
     Accounts payable ...............................................          4,018      (2,882)
     Accrued and other current liabilities ..........................         14,176       2,964
     Income taxes payable ...........................................             81       2,019
     Deferred revenue ...............................................          4,655        (516)
                                                                            --------    --------

    Net cash provided by (used in) operating activities .............          5,386      (6,622)
                                                                            --------    --------

  INVESTING ACTIVITIES
    Property and equipment purchased ................................        (14,876)    (10,863)
    Property and equipment sold .....................................          3,615       2,839
    Increase in capitalized software development costs ..............         (5,491)     (2,216)
    Payment for acquisition, net of cash acquired ...................         (3,567)     (7,244)
    Purchases of marketable securities ..............................             --     (15,578)
    Proceeds from maturities of marketable securities ...............         19,417          --
    Other ...........................................................           (129)       (175)
                                                                            --------    --------

    Net cash used in investing activities ...........................         (1,031)    (33,237)
                                                                            --------    --------

  FINANCING ACTIVITIES
    Net borrowings (payments) under short-term
     credit facilities ..............................................            690      (4,805)
    Payments on long-term borrowings ................................           (727)       (404)
    Proceeds from issuance of common shares .........................             --      56,193
    Proceeds from issuance under stock plans ........................          4,789       3,153
                                                                            --------    --------

    Net cash provided by financing activities .......................          4,752      54,137
                                                                            --------    --------

  Effect of foreign currency exchange rates on cash and cash
   equivalents ......................................................            784        (364)
                                                                            --------    --------
  Increase in cash and cash equivalents .............................          9,891      13,914
  Cash and cash equivalents at beginning of the period ..............         12,165       6,885
                                                                            --------    --------
  Cash and cash equivalents at end of the period ....................       $ 22,056    $ 20,799
                                                                            ========    ========

See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

         The accompanying condensed consolidated financial statements are stated in United States dollars and were prepared in conformity with accounting principles generally accepted in the United States for interim financial statements. These condensed consolidated financial statements do not represent the Dutch statutory financial statements.

BUSINESS

         Baan Company N.V. (the Company or Baan) is incorporated in The Netherlands. The Company provides open systems, client/server-based Enterprise Resource Planning (ERP) software. ERP systems permit the enterprise-wide management of resources and the integration of sales forecasting, component procurement, inventory management, manufacturing control, project management, distribution, transportation, finance and other functions across an organization. The BAAN family of software products has been designed for rapid implementation, flexibility and scaleability.

         The Company sells and supports its product through corporate headquarters in Ede, The Netherlands and Menlo Park, California (USA), International Service Centers in The Netherlands, the United States and India, and direct and indirect distribution channels.

INTERIM FINANCIAL INFORMATION

         The accompanying condensed consolidated financial statements at September 30, 1996 and for the three and nine months ended September 30, 1996 and 1995 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of consolidated financial position at such date and consolidated operating results and cash flows for those periods. Consolidated results for the three and nine month periods ended September 30, 1996 are not necessarily indicative of results that may be expected for the entire year. The condensed consolidated balance sheet at December 31, 1995 has been derived from the audited consolidated financial statements at that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 1995 included in the Company's Form 20-F filed March 25, 1996 with the Securities and Exchange Commission.

                                BAAN COMPANY N.V.

                                   (UNAUDITED)


PRINCIPLES OF CONSOLIDATION

         The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

SECONDARY OFFERING

         In March 1996, the Company completed a secondary offering of 8,716,364 common shares at $27.50 a share, which reflects a two-for-one stock split (record date May 15, 1996). All shares in the secondary offering were sold by and all related costs were charged to the selling shareholders.

FOREIGN EXCHANGE

         Assets and liabilities of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates. Income and expense items are translated on a quarterly basis at the average rates of exchange prevailing during the quarter. Adjustments resulting from translating the financial data of the Company and its foreign subsidiaries are reflected in the accumulated translation adjustment component of shareholders' equity. Foreign currency transaction net gains and losses are included in consolidated results of operations and were a gain of approximately $60,000 and a loss of $249,000 for the nine month periods ended September 30, 1996 and 1995, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

         Derivative financial instruments are not held for trading purposes and are limited to short-term foreign currency forward contracts. The Company uses such contracts primarily to offset the effects of exchange rate fluctuations on intracompany cash flows denominated in foreign currencies. These cash flows include trade accounts, royalties, service fees and loans denominated principally in European and Asian currencies and the Canadian dollar. Realized and unrealized gains and losses on short-term derivative contracts are recognized in results of operations.

                                BAAN COMPANY N.V.

                                   (UNAUDITED)


PER SHARE INFORMATION

         Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method).

CASH AND CASH EQUIVALENTS

         The Company considers investments in highly liquid debt instruments with maturities of 90 days or less at the date of purchase to be cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximates their fair value.

MARKETABLE SECURITIES

         All debt securities for which the Company has both the positive intent and ability to hold to maturity, and all marketable securities, are classified as securities available-for-sale and are carried at fair value. Management determines the proper classifications of debt and marketable equity securities at the time of purchase and reevaluates such classifications at each balance sheet date. By policy, the Company's investments are primarily in short-term notes. As of September 30, 1996, all such securities were designated as available-for-sale and are carried at fair value. The difference between cost and fair value at September 30, 1996 and December 31, 1995 was not material.

USE OF ESTIMATES

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                BAAN COMPANY N.V.

                                   (unaudited)

2  BUSINESS COMBINATIONS

           In May 1995, the Company acquired the remaining 40% minority interest in Baan Deutschland GmbH in exchange for $7.2 million in cash and 600,000 shares of the Company's common stock. The acquisition was accounted for as a purchase and resulted in approximately $14.3 million in identified intangibles and goodwill, including tax effects associated with the identified intangibles. Intangible assets and goodwill are amortized on a straight-line basis over a useful life of five to eight years.

         In October 1995, the Company acquired selected assets and assumed certain liabilities of its Japanese distributor in exchange for $2.4 million. In March 1996, the Company acquired its distributor in Spain for $4.7 million. These acquisitions were effective as of October 31, 1995 and March 1, 1996, respectively, and were accounted for as purchases.

         In May 1996, the shareholders of Berclain Group Inc. (Berclain) agreed to exchange their shares in Berclain for 544,000 shares of the Company's common stock. Berclain is a Canadian software company and a provider of manufacturing synchronization and scheduling solutions. The merger was effective May 31, 1996 and was accounted for as a pooling of interests. Because Berclain's financial statements were not material to the consolidated financial statements for the Company, the Company did not restate any of its consolidated financial statements prior to the merger. Consolidation of Berclain at May 31, 1996 reduced the Company's retained earnings by approximately $452,000.

3  LITIGATION

         In February 1996 the Company received correspondence from counsel for the COBRE Group, Inc. (which does not compete in the ERP market) stating their belief that the Company's TRITON OrgWare software infringes their U.S. Patent (No. 5,321,610) issued in June 1994. The letter also impliedly threatens legal action in the event the Company does not either provide an appropriate explanation why there is no infringement, or obtain a license under the patent, or discontinue offering the OrgWare software. The Company has reviewed the claims of the patent in relation to the OrgWare software, and based upon such review the Company intends to contest any claim of infringement and does not believe that resolution of this matter, whether or not litigation is commenced, would have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

         The Company is involved in certain legal actions arising in the ordinary course of business. While the outcome of such matters are currently not determinable, it is management's opinion that these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

                                BAAN COMPANY N.V.

                                   (UNAUDITED)

4  SHAREHOLDERS' EQUITY

         On May 13, 1996, the shareholders of the Company approved a two-for-one stock split distributed on May 29, 1996 to shareholders of record on May 15, 1996. Accordingly, the authorized number of common shares increased from 175 million to 350 million. All references in this Form 6-K to number of shares and per share amounts have been retroactively restated to reflect the split.

                                BAAN COMPANY N.V.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following discussion in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Form 6-K, particularly in the section, "Certain Factors That May Affect Future Results of Operations."

RESULTS OF OPERATIONS

OVERVIEW

         The Company's principal source of revenues consists of license fees and related services, including consulting, implementation, training and maintenance. In addition, in The Netherlands and certain other European markets, the Company has historically resold third party hardware on an original equipment manufacturer ("OEM") basis to meet the needs of customers in these markets for total system solutions. License revenues are derived from software licensing fees, and are recognized upon delivery if no significant vendor obligations remain, amounts are due within one year, and collection of the resulting receivables is deemed probable. Maintenance and service revenues are derived from maintenance support services, training and consulting. Service revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the term of the maintenance agreement, which is typically twelve months. Service revenues from training and consulting are recognized when the services are performed. Hardware revenues are derived from resales of third party hardware in connection with licenses of the Company's software, and are recognized upon installation and recognition of the related license revenue.

         A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Dutch guilder and the German mark. The Company has historically recorded a majority of its expenses in guilders, especially research and development expenses, and a substantial majority of its revenues have been denominated in guilders, marks and, more recently, U.S. dollars. As a result, appreciation in the value of the guilder relative to the value of the U.S. dollar could adversely affect operating results. Foreign currency transaction gains and losses arising from normal business operations (for example, gains and losses arising from the change in foreign exchange rates between the dates of booking revenues and collecting the foreign currency receivable) are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause transaction gains and losses. Net transaction gains and losses for the three and nine month periods ended September 30, 1996 was a net loss of $76,000 and a net gain of $60,000, respectively, as compared to a net loss of $187,000 and $249,000 for the same periods in 1995. Starting in the fourth quarter of 1995, the Company began using derivative financial instruments on a selected basis to help offset the effects of exchange rate changes on intracompany cash flow exposures denominated in foreign currencies. These exposures include firm trade accounts, royalties, service fees and loans. The Company continues to evaluate its currency management policies. Notwithstanding the measures the Company has adopted, due to the number of currencies involved, the constantly changing currency exposures and the substantial volatility of currency rates, there can be no assurance that the Company will not continue to experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results.

Net Revenues

         Net revenues increased by 79% ($43.2 million) to $97.7 million in the three month period ended September 30, 1996 compared to $54.4 million in the corresponding period in 1995. EMEA (Europe, Middle East and Africa) net revenues were 49% and 59% of total net revenues for the three month periods ended September 30, 1996 and 1995, respectively. North America's percentages of net revenues was 36% for the third quarter of 1996 compared to 34% for the same period in 1995. Latin America and Asia Pacific jointly contributed 15% for the three month period ended September 30, 1996 compared to 7% for the same period in 1995.

         Net revenues increased 88% ($123.4 million) to $264.1 million in the nine month period ended September 30, 1996 compared to $140.7 million in the same period in 1995. EMEA net revenues were 50% of net revenues for the first nine months of 1996, while North America was 35% and Latin America and Asia Pacific jointly was 15%. The corresponding percentages of net revenues for the same period in 1995 for EMEA, North America and Latin America and Asia Pacific jointly were 60%, 30% and 10%, respectively. The shift in the net revenue percentages in the geographical regions for the 1996 periods as compared to same periods in 1995 reflects the Company's continued expansion in the U.S. and elsewhere internationally.

         License revenue increased by 82% to $55.7 million for the three month period ended September 30, 1996 compared to $30.5 million in the corresponding period in 1995. License revenue as a percentage of total net revenues was 57% for the quarter ended September 30, 1996 compared to 56% for the corresponding period in 1995. License revenue increased by 105% to $145.5 million for the nine month period ended September 30, 1996 compared to $71.0 million in the corresponding period in 1995. License revenue as a percentage of total net revenues was 55% for the nine month period ended September 30, 1996 compared to 50% for the same period in 1995. These increases in license revenue and in license revenue as a percentage of total net revenues resulted from both an increase in the number of software licenses and a higher average deal size due to larger configurations sold, and reflected the broader market trend toward client/server computing, continued market acceptance of the Company's products, and the expansion of the Company's operations, particularly in North America, Latin America and Asia Pacific.

         Maintenance and service revenues increased 113% to $40.1 million for the three month period ended September 30, 1996 compared to $18.9 million for the same period in 1995. Maintenance and service revenues increased 102% to $108.5 million for the nine month period ended September 30, 1996 compared to $53.7 million for the same period in 1995. As a percentage of total net revenues, maintenance and service revenue was 41% for the three and nine month periods ended September 30, 1996 compared to 35% and 38%, respectively, for the same periods in 1995. These increases were primarily the result of the growth of software licenses in the prior 1996 quarters and the later half of 1995. Hardware and other revenues decreased to $1.9 million and $10.1 million for the three and nine month periods ended September 30, 1996, respectively, compared to $5.1 million and $16.0 million for the same periods in 1995. Hardware and other revenues as a percentage of total net revenues were 2% and 4% for the three and nine month periods ended September 30, 1996, respectively, compared to 9% and 12% for the same periods in 1995. Hardware and other revenues have decreased as a percentage of total net revenue as the Company continues to expand in international markets where customers require complete hardware and software installations less frequently. Further, the Company has sought to de-emphasize the resale of third party hardware on an OEM basis.

Gross Profit

         The following table, expressed in thousands, sets forth, for the periods indicated, gross profit and gross margin for each revenue category:

                                                                        Three Months Ended              Nine Months Ended
                                                                        ------------------              -----------------
                                                                           September 30,                   September 30,
                                                                           -------------                   -------------
                                                                       1996              1995           1996           1995
                                                                       ----              ----           ----           ----
                                                                      $     %           $     %       $      %        $     %
Gross profit:
License.......................................................     $53,030 95%      $ 28,003 92%  $136,494  94%    $66,724 94%
Maintenance and service ......................................       7,656 19          3,139 17     17,872  16      11,808 22
Hardware and other ...........................................         364 19          1,235 24      2,168  21       3,419 21
                                                                   -------          --------      --------         -------
Total gross profit                                                 $61,050 62       $ 32,377 59   $156,534  59     $81,951 58
                                                                   =======          ========      ========         =======

           The Company's gross profit as a percentage of total net revenues was 62% and 59% for the three and nine month periods ended September 30, 1996, respectively, as compared to 59% and 58% for the same periods in 1995. Gross margin on license revenue was 95% and 94% for the three and nine month periods ended September 30, 1996, respectively, compared to 92% and 94% for the same periods in 1995. Cost of license revenue consists primarily of amortization of capitalized software, the cost of third party software and the cost of media and freight. Amortization of capitalized software amounted to $578,000 and $1,851,000 for the three and nine month periods ended September 30, 1996, respectively, compared to $563,000 and $1,567,000 for the same periods in 1995. The increase in gross margin percentage on license revenue in the third quarter of 1996 compared to the same period in 1995 was primarily due to larger royalties amounts in the 1995 quarter.

         Gross margin on maintenance and service revenues was 19% and 16% for the three and nine month periods ended September 30, 1996, respectively, as compared to 17% and 22% for the same periods in 1995. The gross margin increase to 19% in the third quarter of 1996 compared to 17% in the same period in 1995 was primarily due to improvements in utilization rates and pricing structure. The decrease for the first nine months of 1996 to 16% compared to 22% for the same period in 1995 was primarily due to the Company's investment in its customer support capabilities and the increased use of outside contractors in 1996. The Company currently anticipates this margin to improve, although not significantly, over the next few quarters. Cost of maintenance and service revenues consists primarily of cost of product support, consulting and training, including associated software engineering activities.

         Gross margin on hardware and other revenues was 19% and 21% for the three and nine month periods ended September 30, 1996 as compared to 24% and 21% for the same periods in 1995. Gross margin on hardware and other revenues is a function of specific contracts and consists primarily of third party hardware configured and sold with the Company's licensed software.

Sales and  Marketing

         The Company's sales and marketing expenses increased 70% ($10.2 million) to $24.8 million in the three month period ended September 30, 1996 from $14.6 million for the corresponding period in 1995. These expenses increased 80% ($29.8 million) to $67.1 million in the nine month period ended September 30, 1996 from $37.3 million for the same period in 1995. The increases in absolute spending in sales and marketing activities reflect the Company's continued commitment to expand its international sales channels and the associated hiring of additional sales staff and sales support personnel in all major geographic regions. As a percentage of total net revenues, sales and marketing expenses were 25% for the three and nine month periods ended September 30, 1996 as compared to 27% for the same periods in 1995. The Company expects that sales and marketing expenses will grow in absolute dollars as the Company continues to expand its sales and distribution channels and customer support organization.

Research and Development

         Research and development expenses increased 75% ($4.6 million) to $10.8 million for the three month period ended September 30, 1996 from $6.1 million for the same period in 1995. These expenses increased 114% ($14.7 million) to $27.7 million for the nine month period ended September 30, 1996 from $13.0 million for the same period in 1995. These increases are primarily because of the hiring of additional research and development personnel. Research and development expenses consist of the cost of development of new and enhanced products and technologies. The Company capitalized 15% and 16% of software development costs in the three and nine month periods ended September 30, 1996, respectively, and 14% and 15% for the corresponding periods in 1995. Capitalization rates may vary from period to period because of the timing of particular projects. Aggregate research and development costs including both research and development costs and capitalized software costs were $12.7 million and $32.8 million for the three and nine month periods ended September 30, 1996, respectively, compared to $7.1 million and $15.2 million for the same periods in 1995.

         The Company believes it is critical to the Company's future success to continue to develop new and enhanced products and technologies. Accordingly, the Company intends to continue to expand its research and development activities over time.

GENERAL AND ADMINISTRATIVE

         General and administrative expenses increased 52% ($2.9 million) to $8.6 million for the three month period ended September 30, 1996 from $5.7 million for the comparable period in 1995. These expenses increased 54% ($8.3 million) to $23.7 million for the nine month period ended September 30, 1996 compared to $15.4 million for the same period in 1995. The increases reflect the expansion of the Company's operations with the resulting increase of additional general and administrative personnel and infrastructure costs. As a percentage of total net revenues, general and administrative expenses were 9% for the three and nine month periods ended September 30, 1996 compared to 10% and 11% for the same periods in 1995.

AMORTIZATION OF INTANGIBLE ASSETS

         Amortization of intangible assets increased to $1.6 million and $4.6 million for the three and nine month periods ended September 30, 1996, respectively, compared to $1.3 million and $3.3 million for the same periods in 1995. The higher amortizations in the 1996 periods reflects the additional amortization of intangibles recognized in connection with various acquisitions completed in 1995. The Company expects that amortization of intangible assets associated with prior acquisitions will result in charges of approximately $6.4 million per year through 1998 and will decline in following years.

NET INTEREST INCOME (EXPENSE)

         Net interest income (expense) was net interest expense of $(21,000) and net interest income of $147,000 for the three and nine month periods ended September 30, 1996, respectively, as compared to a net interest income of $402,000 and $177,000 for the same periods in 1995. The larger interest income balances in 1995 were primarily due to the interest income earned on the proceeds from the Company's initial public offering (IPO) received in May 1995 and smaller cash balances in 1996 on which interest income was earned.

OTHER INCOME

         Other income of $1,071,000 in 1995 arose from the gain on sale of a Canadian subsidiary (Baan Process Inc.) to Baan Process's former shareholders of $675,000 and a benefit from the termination of the Company's defined benefit pension plan of $396,000.

Income Taxes

         The effective tax rate for the 1996 periods was 39% as compared to 40% for the 1995 periods. The effective tax rates for these periods are higher than the statutory rate primarily due to the effect of non-deductible goodwill amortization and the realization of operating profits in higher tax jurisdictions.

Liquidity and Capital Resources

         As of September 30, 1996, the Company had cash, cash equivalents and marketable securities of $26.2 million and working capital of $79.2 million. In the first nine months of 1996, the Company's operating activities provided net cash of $5.4 million, as net income before depreciation and amortization of intangibles was only partially offset by the growth of accounts receivable for the period. Accounts receivable net of allowance for doubtful accounts was $129.4 million at September 30, 1996 compared to $87.2 million at December 31, 1995. Accounts receivable days' sales outstanding (the ratio of the quarter-end accounts receivable balance to quarterly revenues, multiplied by 90) was 119 days at the end of the third quarter of 1996 as compared to 104 days as of December 31, 1995. Days sales outstanding increased during the nine month period ended September 30, 1996 primarily due to slower customer payments, particularly in EMEA during the summer months, and deferred payment terms on some of the larger deals in the fourth quarter of 1995 to accommodate customers.

         Investing activities used $1.0 million of cash in the nine month period ended September 30, 1996, due to $19.4 million of proceeds from the maturing of marketable securities offset by property and equipment purchases of $14.9 million and the increase in capitalized software development costs of $5.5 million. As of November 11, 1996, with the exception of planned additions of property and equipment, the Company had no significant capital commitments.

         Financing activities provided cash of $4.8 million, primarily arising from the payment of debt being substantially offset by proceeds from the issuance of common stock related to the employee stock purchase plan and upon the exercise of stock options. The Company has a credit facility with ABN AMRO Bank in The Netherlands which allows the Company and its subsidiaries to borrow up to NLG 20 million, ($12.0 million, based on the exchange rate at September 30, 1996) at an interest rate of approximately 4% at September 30, 1996. In addition, certain of the Company's subsidiaries have additional bank credit agreements which allow them to effect aggregate short term borrowings of up to $3.2 million (based on the applicable exchange rates on September 30, 1996). Interest rates for these facilities are approximately 9 1/2% (Germany, Spain and Canada), 20% (Brazil) and 35% (Colombia). As of September 30, 1996, the Company had short-term borrowings against its lines of credit of $4.6 million.

         The Company believes that existing cash and cash equivalents and short-term marketable securities, cash generated by operations and existing credit facilities, will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months. The Company may from time to time consider acquisitions of complementary businesses, products or technologies which may require additional financing. Such acquisitions could include the acquisition of one or more distributors, but no currently contemplated acquisition, if effected, is likely to be material to the Company's financial condition. In addition, continued growth in the Company's business may from time to time require additional capital. There can be no assurance that additional capital will be available to the Company if and when needed, or that such additional capital will be available on acceptable terms.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

Operating History; Limited Profitability

           The Company has experienced substantial revenue growth in each of the last four years, but its profitability, as a percentage of net revenues, has varied widely on a quarterly and annual basis. The Company was not profitable in 1993, and was only slightly profitable in 1994 notwithstanding recognition of $14.8 million in net revenues from one large customer contract. Absent such contract, the Company would not have been profitable in 1994. Due to the Company's limited operating history on a significant international scale, the rate of growth of the Company's business and the variability of operating results in past periods, there can be no assurance that the Company's revenues will continue at the current level or will grow, or that the Company will be able to sustain profitability on a quarterly or annual basis.

Variability of Quarterly Operating Results

           The Company's net revenues and operating results can vary, sometimes substantially, from quarter to quarter. The Company expects that license revenues are likely to increase as a percentage of total net revenues in future periods as a result of the Company's focus on increasing the use of third party implementation providers for implementation services and on reducing hardware sales. The Company's revenues in general, and in particular its license revenues, are relatively difficult to forecast due to a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions, (iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, and
(vi) seasonality of technology purchases and other general economic conditions. In the last two years, and particularly in its U.S. operations, the Company has made significant changes in its business focus, including greater emphasis on sales to larger customers. As a result, the Company has realized an increasingly high portion of total net revenues from individually large licenses which could contribute to greater quarterly variability.

           The Company's allowance for doubtful accounts increased in 1995 and the first three quarters of 1996. While the Company believes that its allowance for doubtful accounts as of September 30, 1996 is adequate, a significant portion of the Company's accounts receivable at such date are derived from sales of large licenses, often to new customers with which the Company does not have a payment history. Accordingly, there can be no assurances that the allowance will be adequate to cover any receivables which are later determined to be uncollectible, particularly if one or more large receivables becomes uncollectible. Accounts receivable days' sales outstanding (the ratio of the quarter-end accounts receivable balance to quarterly revenues, multiplied by 90) was 119 days at the end of the third quarter of 1996 as compared to 104 days as of December 31, 1995. Days sales outstanding increased during the nine month period ended September 30, 1996 primarily due to slower customer payments, particularly in EMEA during the summer months, and deferred payment terms on some of the larger deals in the fourth quarter of 1995 to accommodate customers.

         The Company's software products generally are shipped as orders are received. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Because the Company's operating expenses are based on anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. The Company plans to increase expenditures in order to fund continued build-up of international operations, greater levels of research and development, a larger direct sales and marketing staff, development of new distribution and resale channels, and broader customer support capability, although annual expenditures will depend upon ongoing results and evolving business needs. To the extent such expenses precede or are not subsequently followed by increased revenues, the Company's operating results would be materially adversely affected.

         The Company believes that fourth quarter revenues have historically been positively impacted by year-end capital purchases by some large corporate customers, as well as the Company's sales compensation plans. These seasonal factors, which the Company believes are common in the computer software industry, are likely to increase as the Company focuses on larger corporate accounts, and typically result in first quarter revenues in any year being lower than revenues in the immediately preceding fourth quarter.

North American Operations

         The Company has a limited number of operational installations of its products at customer sites in North America, and therefore only a limited number of reference customers in North America. The Company has recently entered into major license agreements with several North American customers. Many of these customers continue to implement the Company's products, and some are in the early stage of implementation. If the Company were to experience significant implementation problems at these or other reference sites in North America (or elsewhere), it could significantly impact future sales and operating results in North America (and elsewhere). In addition, in order to support the anticipated growth of the Company's business in the North American market, the Company continues to incur significant costs to build corporate infrastructure ahead of anticipated revenues. This includes developing experienced resources, through both internal hiring and established relationships with third party implementation providers, that are necessary to support customer installations of the BAAN software and provide other services. As a result of this expansion, the Company must continue to implement and improve its operational and financial control systems and to expand, train and manage its employee base and relationships with third party implementation providers, in order to provide high-quality training, product implementation and other customer services. These factors have placed, and are expected to continue to place, a significant strain on the Company's management and operations. There can be no assurance that the Company's North American operations will continue to be successful or that the Company will be able to manage effectively an increased level of operations in North America. Any lack of success in North American markets or inability to manage these activities effectively would have a material adverse effect on the Company's results of operations.

Management of Growth

         The Company's business has grown rapidly in the last five years. The growth of the Company's business and expansion of the Company's customer base has placed a significant strain on the Company's management and operations. In addition, the Company has had recent changes in senior management. Moreover, certain of the Company's senior executive officers have had limited or no prior management experience as senior executives in large, public software companies. The Company's recent expansion has resulted in substantial growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations, resulting in increased responsibility for both existing and new management personnel. The Company's ability to support the growth of its business will be substantially dependent upon having in place highly trained internal and third party resources to conduct pre-sales activity, product implementation, training and other customer support services. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational, customer support and financial support systems, to expand, train and manage its employee base and to work effectively with third party implementation providers. There can be no assurance that the Company will be able to manage its recent or any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's results of operations.

Competition

         The information management application software market is highly competitive, is changing rapidly, and is significantly affected by new product introductions and other market activities of industry participants. The Company's products are targeted at the emerging market for open systems, client/server, Enterprise Resource Planning (ERP) software solutions, and the Company's current and prospective competitors offer a variety of solutions to address this market. The Company's primary competition comes from a large number of independent software vendors and other sources and, in addition, faces indirect competition from suppliers of custom-developed business application software and from systems developed by the internal MIS departments of large organizations.

         Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, greater name recognition, and a larger installed base of customers. In addition, certain competitors, including SAP AG and Oracle Corporation ("Oracle"), have well-established relationships with customers of the Company. Further, because the Company's products run in relational database management systems (RDBMS) and Oracle has the largest market share for RDBMS software, Oracle may have a competitive advantage in selling to its RDBMS customer base. The Company may also face market resistance from the large installed base of legacy systems because of the reluctance of these customers to commit the time and effort necessary to convert to an open systems-based client/server software solution. Furthermore, as the client/server computing market develops, companies with significantly greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of the Company.

           The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as recommendations of its products during the evaluation stage of the purchase process. Although the Company seeks to maintain close relationships with these third party implementation providers, many of these third parties have similar, and often more established, relationships with the Company's principal competitors. If the Company is unable to develop and retain effective, long-term relationships with these third parties, it would adversely affect the Company's competitive position. Further, there can be no assurance that these third parties, many of which have significantly greater financial, technical and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products.

           The Company believes that its success has been due in part to its focus on the client/server architecture of its software products. Certain of the Company's competitors currently offer products using client/server architecture, and the Company believes that many of its competitors are actively developing client/server-based products, including certain large, well-established software companies that have announced their intent to introduce client/server ERP products. As a result, competition (including price competition) is likely to increase substantially, which could result in price reductions and loss of market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business.

Rapid Technological Change and New Products

           The market for the Company's software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements, and frequent new product introductions and enhancements. The Company's future success will depend upon its ability to continue to enhance its current product line and to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. In particular, the Company must continue to anticipate and respond adequately to advances in RDBMS software and desktop computer operating systems such as Microsoft Windows and its successors. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by others, or that its new products will achieve market acceptance.

           Historically, the Company has issued significant new releases of its BAAN family of software products approximately every two years with interim releases on a more frequent basis. As a result of the complexities inherent in both the RDBMS and client/server environments and the broad functionality and performance demanded by customers for ERP products, major new product enhancements and new products can require long development and testing periods to achieve market acceptance. The Company has experienced delays in the scheduled introduction of new and enhanced products. In addition, software programs as complex as those offered by the Company may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. For example, Version 3.0 contained certain identified software errors which required correction in Version 3.1. There can be no assurance that Version 3.1 or future releases of the Company's products will not contain further software errors. Any such errors could impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing releases or with the performance of the Company's products could have a material adverse effect on the Company's business and operating results. Customers have only recently commenced implementation of the Baan IV version of the Company's software. If the Company were to experience delays in the introduction of new and enhanced products, or if customers were to experience significant problems with the implementation and installation of this or future releases or are dissatisfied with product functionality or performance, it could materially adversely affect the Company's business and operating results.

Additional considerations

           Due to the factors noted above, as well as other factors that may affect the Company's operating results, the Company's future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's common stock in any given period. Additionally, the Company may not learn of, or be able to confirm, such shortfalls until late in the fiscal quarter, or following the end of the quarter because license fees are often recorded late in a quarter, which could result in an even more immediate and adverse effect on the trading price of the Company's common stock. Finally, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations, which have often been unrelated to individual company operating performance. The Company participates in a dynamic industry and the Company's stock price may experience significant volatility.

SIGNATURE:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BAAN COMPANY N.V.


Date:  November 13, 1996                   By: /s/  Jan Westerhoud
                                               -----------------------
                                               Jan Westerhoud
                                               Chief Financial Officer

                                BAAN COMPANY N.V.

                                  EXHIBIT INDEX



                                                                         Page

Exhibit A           Statement of Computation of Earnings per Share        25

                                BAAN COMPANY N.V.

                                   EXHIBIT A -
                STATEMENT OF COMPUTATION OF EARNINGS PER SHARE *
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                           Three Months Ended          Nine Months Ended
                                           ------------------          -----------------
                                              September 30,              September 30,
                                              -------------              -------------
                                           1996          1995          1996         1995
                                           ----          ----          ----         ----

Primary (i)
-----------

Weighted average common shares
      outstanding ................        88,335        84,824        87,538        75,164
Stock related to SAB No. 64 and 83            --            --            --         4,798
Dilutive stock options ...........         6,775         8,482         6,848         7,528
                                         -------       -------       -------       -------
                                          95,110        93,306        94,386        87,490
                                         =======       =======       =======       =======


Net income .......................       $ 9,293       $ 3,062       $20,487       $ 8,434
                                         =======       =======       =======       =======


Net income per share .............       $  0.10       $  0.03       $  0.22       $  0.10
                                         =======       =======       =======       =======


* Reflects a two-for-one stock split (record date May 15, 1996).

(i) The difference between primary and fully diluted earnings per share is immaterial.